SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	68950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2015 (MM/DD/YY) AND ENDING 9/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IIP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem **212-897-1686**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IIP SECURITIES LLC, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018

Notary Public

Signature

CFO/CCO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IIP SECURITIES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
September 30, 2016
With Independent Auditors' Report and
Auditors' review report on Rule 15c-3-3 exemption report

CONTENTS

	Page(s)
Independent auditors' report	1
Financial statements:	
Statement of financial condition	2
Statement of operations	3
Statement of changes in members' capital	4
Statement of cash flows	5
Notes to financial statements	6-7
Supplementary Information:	
Schedule I - Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II - Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission	9
Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report	10
Rule 15c-3-3 exemption report	11

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

IIP Securities LLC

We have audited the accompanying statement of financial condition of IIP Securities LLC as of September 30, 2016, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of IIP Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IIP Securities LLC as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of IIP Securities LLC's financial statements. The supplemental information is the responsibility of IIP Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY

December 5, 2016

IIP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2016

Assets

Cash	$	15,187
Total assets	$	15,187

Liabilities and Members' Capital

Liabilities:		
Due to affiliate	$	2,800
Accounts payable		47
Total liabilities		2,847
Members' capital		12,340
Total liabilities and members' capital	$	15,187

The accompanying notes are an integral part of these financial statements.

IIP SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2016

Expenses:		
Operating and administrative fees	$	16,500
Other expenses		109
Total expenses		16,609
Net loss	$	(16,609)

The accompanying notes are an integral part of these financial statements.

IIP SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED SEPTEMBER 30, 2016

Balance, October 1, 2015	$	10,149
Contributions		18,800
Net loss		(16,609)
Balance, September 30, 2016	$	12,340

The accompanying notes are an integral part of these financial statements.

IIP SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2016

Cash flows from operating activities:		
Net loss	$	(16,609)
Adjustments to reconcile net loss to net cash used by operating activities:		
Non-cash expenses		16,500
Net cash used in operating activities		(109)
Cash flows from financing activities:		
Paid to affiliate		(1,000)
Net cash used in financing activities		(1,000)
Net decrease in cash		(1,109)
Cash - beginning of year		16,296
Cash - end of year	$	15,187
Non-cash financing activities:		
Non-cash capital contributions from conversion of debt	$	18,800

The accompanying notes are an integral part of these financial statements.

IIP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2016

Note 1 - Organization and nature of business

IIP Securities LLC (the "Company"), is a limited liability company. The Company became a broker-dealer on September 10, 2012. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority. The Company provides services in private placement of securities and other securities business.

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition

The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated. The Company does not carry accounts for customers or perform custodial functions related to securities.

Income taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax.

The management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Currently, the Company is not subject to examination by major tax jurisdictions.

Note 3 –Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and therefore is not impacted by rule 15c3-3.

Note 4 - Concentrations

The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

Note 5 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2016, the Company had net capital of approximately $12,300, which was approximately $7,300 in excess of its required net capital of $5,000.

Note 6 - Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and an Affiliate, the Company accrues a monthly administrative fee for utilizing certain resources of the member. The Company has accrued $16,500 for the year ended September 30, 2016 under the Agreement. During the year the Affiliate converted $18,800 of indebtedness into capital which is included in the total amount of contributions of $18,800.

The Agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

Note 7 – Subsequent events

As of October of 2016 IIP Holdings LLC has become the sole owner of the Company.

SUPPLEMENTARY INFORMATION

SCHEDULE I

IIP SECURITIES LLC

COMPUTATION FOR DETERMINATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF SEPTEMBER 30, 2016

Total members' capital	$ 12,340
Net capital	12,340
Aggregate indebtedness	2,847
Minimum net capital required (greater of $5,000 or 6 - 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 7,340
Ratio: Aggregate indebtedness to net capital	0.23

There are no material differences between the computation of net capital presented above and the computation of net capital in Company's unaudited Form X-17A-5, Part II A filing as of September 30, 2016.

SUPPLEMENTARY INFORMATION - SCHEDULE II

IIP SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2016

As the company does not handle customer cash or securities, the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3.

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

IIP Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) IIP Securities LLC may file an exemption report because IIP Securities LLC had no obligations under 17C.F R.§240.15c3-3 and (2) IIP Securities LLC stated that it had no exceptions under SEC Rule15c3-3 throughout the most recent fiscal year. IIP Securities LLC's management is responsible for compliance with 17C.F R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IIP Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by 17C.F.R. §240.17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

YSL & Associates LLC

New York, NY

December 5, 2016

IIP SECURITIES LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED SEPTEMBER 30, 2016

The Company has no obligations under Rule 15c3-3 since it does not handle cash or securities on behalf of customers. That has been so throughout the fiscal year ended September 30, 2016 without exception and therefore it is permitted to file this exemption report.

Executed by Person who made the oath or affirmation under SEC rule 17a-5(e)(2)